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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                           AMENDMENT NO. 1 TO FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                            LOEHMANN'S HOLDINGS INC.
 -------------------------------------------------------------------------------
                               (NAME OF APPLICANT)

                      2500 HALSEY STREET, BRONX, NY, 10461
 -------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

              TITLE OF CLASS                              AMOUNT

         11% Senior Notes due 2005      $25,000,000 (plus accreted interest)

Approximate date of issuance:           September 27, 2000

Name and address of agent for service:  Robert Glass
                                        c/o Loehmann's, Inc.
                                        2500 Halsey Street
                                        Bronx, New York 10461
                                        (718) 409-2000

                                        With a copy to:

                                        John C. Kennedy, Esq.
                                        Paul, Weiss, Rifkind, Wharton & Garrison
                                        1285 Avenue of the Americas
                                        New York, New York 10019-6064
                                        (212) 373-3000


                                     GENERAL

         1.  GENERAL INFORMATION.  Furnish the following as to the applicant:

                  (a)      Form of organization.
                           A corporation.
                  (b) State or other sovereign power under the laws of which organized. Delaware.

         2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         Loehmann's Holdings Inc., a Delaware corporation (the "Company"), proposes to issue, as part of the Second Amended Plan of Reorganization of Loehmann's, Inc. under Chapter 11 of the United States Bankruptcy Code, as modified on July 28, 2000 and September 6, 2000, and as confirmed by the United States Bankruptcy Court for the District of Delaware on September 6, 2000 (the "Plan of Reorganization"), its 11% Senior Notes due 2005 (the "Senior Notes"). A copy of the Plan of Reorganization as confirmed by the court was filed as an exhibit to the Quarterly Report on Form 10-Q of Loehmann's, Inc. filed with the Securities and Exchange Commission on September 18, 2000. Pursuant to the Plan of Reorganization, the
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creditors of Loehmann's, Inc. will receive Senior Notes and/or common stock of the Company, depending upon certain elections made during the course of the bankruptcy, in the manner specified in the Plan of Reorganization. The Senior Notes are to be issued under an indenture (the "Senior Note Indenture") between the Company and United States Trust Company of New York, a form of which is attached hereto as Exhibit T3C.

         The Company believes that the issuance of the Senior Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of securities contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

                                  AFFILIATIONS

         3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         The following sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of September 22, 2000.

                  OWNERS OF COMPANY

         The Company was incorporated on August 2, 2000, and has not issued any stock. The directors and officers of the Company are Robert N. Friedman and Robert Glass.

         The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, upon the effectiveness of the Plan of Reorganization (the "Effective Date").

                  1.  OWNERS OF COMPANY                                    %

                      a.  Officers and Directors as a group..............[   ]1'

                  2.  SUBSIDIARY OF COMPANY (100% owned)

                      a.  Loehmann's, Inc.



----------
1' The number of shares of Common Stock, par value $0.01 per share, of the Company that will be owned by affiliates will depend upon certain elections under the Plan of Reorganization. The shares of Common Stock will be the only voting securities of the Company. Robert N. Friedman and Robert Glass, two executive officers and directors of the Company, will each be granted options to purchase 131,250 shares of the Company's Common Stock pursuant to the Plan of Reorganization.


                                        2
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                             MANAGEMENT AND CONTROL

         4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

         The following chart sets forth the directors and executive officers of the Company, as of August 4, 2000. Except as otherwise noted below, the address for each director and executive officer listed below is 2500 Halsey Street, Bronx, New York 10461.


NAME                             OFFICE
Robert N. Friedman               Chairman and CEO
Robert Glass                     President, Secretary, Treasurer and Director

         The following chart sets forth the persons chosen to be directors and executive officers of the Company upon the Effective Date. Except as otherwise noted below, the address for each director and executive officer listed below is 2500 Halsey Street, Bronx, New York 10461.



NAME                             OFFICE
Robert N. Friedman               Chairman and CEO
Robert Glass                     President, Secretary, Treasurer and Director
William J. Fox                   Director
Carol Greer                      Director
Cory Lipoff                      Director
Erwin Marks                      Director
Joseph Nusim                     Director


                                        3

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         5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.


         The Company was incorporated on August 2, 2000, and has not issued any stock.

         Upon the effectiveness of the Plan of Reorganization, the Company will have the following principal owners:

--------------------------------------------------------------------------------
NAME AND COMPLETE     TITLE OF CLASS     AMOUNT OWNED     PERCENTAGE OF
MAILING ADDRESS       OWNED                               VOTING SECURITIES
                                                          OWNED
--------------------------------------------------------------------------------
None.


                                  UNDERWRITERS

         6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

                  (a)      None.
                  (b)      None.


                               CAPITAL SECURITIES

         7. CAPITALIZATION.(a) Furnish the following information as to each authorized class of securities of the applicant.


              As of September 21, 2000 (Insert date within 31 days)

--------------------------------------------------------------------------------
    TITLE OF CLASS                      AMOUNT AUTHORIZED     AMOUNT OUTSTANDING
--------------------------------------------------------------------------------

Common Stock, par value $.01 per share      1,000 shares            0 shares


             As of the Effective Date of the Plan of Reorganization

--------------------------------------------------------------------------------
   TITLE OF CLASS               AMOUNT AUTHORIZED    AMOUNT OUTSTANDING < FN >
--------------------------------------------------------------------------------
Common Stock, par value
   $.01 per share               5,500,000 shares        approx. [ ] shares
Senior Notes                    $25,000,000 (plus       approx. [$ ]
                                accreted interest)      principal amount

< FN >
The number of shares of Common Stock and principal amount of Senior Notes outstanding on the Effective Date will depend upon certain elections under the Plan of Reorganization, and cannot currently be estimated.
< /FN >

                  (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Each outstanding share of the Company's Common Stock has, and will have, one vote with respect to all matters subject to common stockholder vote.

         Holders of the Senior Notes will not have any voting rights by reason of ownership of those securities.


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                              INDENTURE SECURITIES

         8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.2/

         (A) Events of Default and Notice of Default.

         The following are Events of Default under the Indenture:

                  (1) the Company defaults in the payment of interest on any Security when the same becomes due and payable and the Default continues for a period of 30 days after such interest becomes due and payable;

                  (2) the Company defaults in the payment of the Accreted Value of or any premium on any Security when the same becomes due and payable at maturity, upon acceleration, optional or mandatory redemption, required repurchase or otherwise;

                  (3) the Company defaults in the performance of or breaches any of its other agreements or covenants in or provisions of the Indenture (other than an agreement or covenant a default in whose performance is elsewhere in this Section of the Indenture specifically dealt with), and the default continues for 30 days after the Company has been given written notice of the default by the Trustee or the holders of 25% in Accreted Value of the Outstanding Securities;

                  (4) one or more defaults in the payment of the principal, any premium or interest on other Indebtedness of the Company or any Subsidiary, other than the Credit Facility, which Indebtedness has an outstanding principal amount of more than $ 10,000,000 individually or in the aggregate if such Indebtedness, including for this purpose defaults under the Credit Facility, has attained final maturity or if the holders of such Indebtedness have the right to accelerate payment thereof, and, in each case, it remains unpaid;

                  (5) one or more judgments, orders or decrees are entered against the Company or any Subsidiary involving a liability (not paid by insurance) of $10,000,000 or more in the aggregate for all such judgments, orders and decrees for the Company and all its Subsidiaries, a creditor shall have commenced an enforcement proceeding and all such judgments, orders or decrees have not been stayed or bonded pending appeal or otherwise within 60 days from the entry thereof; or

                  (6) the Company or any Subsidiary pursuant to or within the meaning of Title 11 of the United States Code or any similar Federal or state law for the relief of debtors (collectively, "Bankruptcy Law"):

                           (i) commences a voluntary case in bankruptcy or any
                  other action or proceeding for any other relief under any law affecting creditors' rights that is similar to a Bankruptcy Law;

                           (ii) consents by answer or otherwise to the
                  commencement against it of an involuntary case;

                           (iii) seeks or consents to the appointment of a
                  receiver, trustee, assignee, liquidator, custodian or similar official (collectively, a "Custodian") of it or for all or substantially all of its Property;

                           (iv) makes a general assignment for the benefit of
                  its creditors; or

                           (v) admits in writing to its inability to pay its
                  debts as the same become due; or

                  (7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                           (i) is for relief against the Company or any Subsidiary in an involuntary case proceeding;

                           (ii) appoints a Custodian of the Company or any
                  Subsidiary or for all or substantially all of its Property; or

                           (iii) orders the liquidation of the Company or any
                  Subsidiary,

and in each case the order or decree remains unstayed and in effect for 60 days, or any dismissal, stay, rescission or termination ceases to remain in effect.

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2'       All capitalized terms used in this Item 8 shall have the same meaning, unless otherwise defined, as that provided in the Senior Note
         Indenture.

                                        5

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                  Within 30 days after a Responsible Officer of the Trustee
receives notice of the occurrence of any Default, the Trustee shall transmit by mail to all holders of the Securities and any other persons entitled to receive reports pursuant to Section 313(c) of the Trust Indenture Act notice of such Default, unless such Default shall have been cured or waived; PROVIDED, HOWEVER, that, except in the case of a Default in the payment of the Accreted Value of, premium, if any, or interest on any Security, the Trustee shall be protected in withholding such notice if and so long as a trust committee of Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of the Securities.

         (B) Authentication and Delivery of the Notes and the Application of Proceeds Thereof.

                  At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities; and the Trustee in accordance with such Company Order shall authenticate and deliver such Securities as provided in this Indenture and not otherwise.

                  Each Security shall be dated the date of its authentication.

                  No Security shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for in the Indenture duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture.

                  The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Security Registrar or Paying Agent to deal with the Company and its Affiliates.

                  The Securities are being issued to creditors of Loehmann's, Inc. in accordance with the Plan of Reorganization.

         (C) Release of Property Subject to the Lien of the Indenture.

                  The Company's obligations under the Securities issued under the Indenture are not secured by any liens or security interests on any assets of the Company. Accordingly, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

         (D) Satisfaction and Discharge of Indenture.

                  The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Securities expressly provided for therein) and the Trustee, upon Company Request and at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of this Indenture, when (a) either (1) all the Securities theretofore authenticated and delivered (other than (i) Securities which were destroyed, lost or stolen and which were replaced or paid or (ii) all Securities for whose payment United States dollars have theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (2) all such Securities not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount, in United States dollars sufficient to pay and discharge the entire Indebtedness on the Securities not theretofore delivered to the Trustee for cancellation, including the Accreted Value of, premium, if any, and accrued interest on such Securities at such Maturity, Stated Maturity or Redemption Date; (b) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Independent Counsel each stating that (i) all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound.

                  Any money deposited with the Trustee, or then held by the Company, in trust for the payment of the Accreted Value of, premium, if any, or interest on any Security and remaining unclaimed for two years after such Accreted Value and premium, if any, or interest has become due and payable shall promptly be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; PROVIDED, HOWEVER, that the Trustee, before being required to make any such repayment, may at the expense of the Company cause to be published once, in THE

                                       6
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NEW YORK TIMES and THE WALL STREET JOURNAL (national edition), and mail to each such holder, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification, publication and mailing, any unclaimed balance of such money then remaining will promptly be repaid to the Company.

                  Subject to the provisions of the previous paragraph, all United States dollars deposited with the Trustee pursuant to Section 1201 of the Indenture shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the Accreted Value of, premium, if any, and interest on the Securities for whose payment such United States dollars have been deposited with the Trustee.

                  Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to compensate the Trustee and, if United States dollars shall have been deposited with the Trustee pursuant to subclause (2) of Subsection (a) of this Section 1201 of the Indenture, the obligations of the Trustee under the previous two paragraphs shall survive.

         (E) Evidence as to Compliance with Conditions and Covenants.

                  The Company will deliver to the Trustee, on or before a date not more than 60 days after the end of each fiscal quarter and not more than 120 days after the end of each fiscal year of the Company, a written statement signed by two executive officers of the Company, one of whom shall be the principal executive officer, principal financial officer or principal accounting officer of the Company, stating whether or not, after a review of the activities of the Company during such year or such quarter and of the Company's performance under the Indenture, to the best knowledge, based on such review, of the signers thereof, the Company has fulfilled all of its obligations and is in compliance with all conditions and covenants under the Indenture throughout such year or quarter, as the case may be, and, if there has been a Default specifying each Default and the nature and status thereof and any actions being taken by the Company with respect thereto.

                  When any Default or Event of Default has occurred and is continuing, or if the Trustee or any holder of Securities or the trustee for or the holder of any other evidence of Indebtedness of the Company or any Subsidiary gives any notice or takes any other action with respect to a claimed default, the Company shall deliver to the Trustee by registered or certified mail or facsimile transmission followed by hard copy an Officers' Certificate specifying such Default, Event of Default, notice or other action, the status thereof and what actions the Company is taking or proposes to take with respect thereto, within five Business Days of its occurrence.

         9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                  None

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises--

         (a)      Pages numbered 1 to 9, consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (included as Exhibit 99.1 hereto.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A.      Form of Amended and Restated Certificate of Incorporation
                  of the Company (revised from version filed with Form T-1).

Exhibit T3B.      Form of Amended and Restated By-Laws of the Company (revised from version filed with Form T-1).

Exhibit T3C.      Form of the Senior Note Indenture between the Company and
                  United States Trust Company of New York (revised from version filed with Form T-1).

Exhibit T3D.      Not applicable.

Exhibit T3E.      A copy of the Disclosure Statement, as amended, regarding
                  the Plan of Reorganization, as amended, with certain exhibits thereto (incorporated by reference to the Quarterly Report on Form 10-Q filed by the Company with the Commission on September 18, 2000).

Exhibit T3F.      A cross reference sheet showing the location in the
                  Senior Note Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).

Exhibit 99.1 Statement of Eligibility on Form T-1 (previously filed with the Commission on August 4, 2000).


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                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Loehmann's Holdings Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Bronx, and State of New York, on the 26th day of September, 2000.



(SEAL)



                                            LOEHMANN'S HOLDINGS INC.


Attest: /s/ Robert N. Friedman             By: /s/ Robert Glass
       ----------------------------            -------------------------------
       Name: Robert N. Friedman                Name:  Robert Glass
       Title: Chairman and CEO                 Title: President and Secretary


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